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                            October 26, 2022

       Craig Abrahams
       President and Chief Financial Officer
       Playtika Holding Corp.
       HaChoshlim St 8
       Herzliya Pituach, Israel

                                                        Re: Playtika Holding
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 2, 2022
                                                            File No. 001-39896

       Dear Craig Abrahams:

              We have reviewed your October 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Adjusted EBITDA to net income, page 69

   1. We note your response to prior comment 7. We continue to believe that calculations of
                                                        Adjusted EBITDA that
eliminate recurring cash-based compensation incurred during
                                                        the ordinary course of
business, would be inconsistent with the guidance in Rule 100(b) of
                                                        Regulation G and Q&A
100.01 of the C&DI on Non-GAAP Financial Measures.
                                                        Any changes in Adjusted
EBITDA arising from stock settlement and the run-out of the
                                                        Retention Plans could
be explained in a footnote to your reconciliation and in the MD&A.
                                                        Please revise.
 Craig Abrahams
Playtika Holding Corp.
October 26, 2022
Page 2
Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Description of business and organization, page 87

2. We note your response to prior comment 1. Please tell us your consideration of each of the game studios as an operating segment and the respective general manager as a segment manager based on the guidance in ASC 280-10-50-1 through 50-9. Your response indicates that you do not allocate resources based upon individual studio profitability measures. However, we note statements made by your Chief Executive Officer and others in the May 10, 2022 earnings call which suggest that resource allocation decisions are based, in part, on ROI metrics at a level below the consolidated basis. Please clarify if the
         CODM allocates resources based on alternative measures such as the individual studios'
         respective contribution margins or ROI.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa
Etheredge, Senior Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCraig Abrahams                               Sincerely,
Comapany NamePlaytika Holding Corp.
                                                               Division of
Corporation Finance
October 26, 2022 Page 2                                        Office of
Technology
FirstName LastName